

05041298

AM 3/24/2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1414 Main Street
(No. and Street)

Springfield, (City) MA (State) 01144-1013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie (413) 737-8400
(Area Code – Telephone Number)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza, 755 Main Street, Hartford, CT 06103
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Distributors, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN E. SAKOWICZ
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
MAY 14, 2010



[Signature]
Signature

Vice President and CFO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML DISTRIBUTORS, LLC

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements as of and for the Year Ended December 31, 2004:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

To the Members of
MML Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Distributors, LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Distributors, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, CT
February 28, 2005

MML DISTRIBUTORS, LLC

Statement of Financial Condition
December 31, 2004
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	1,423
Cash segregated under federal regulations		55
Investments not readily marketable		51
Due from affiliates		866
Total assets	$	2,395
Liabilities and Members' Equity		
Due to affiliates	$	866
Total liabilities		866
Members' Equity:		
Members' cumulative contributions		16,275
Accumulated deficit		(14,746)
Net members' equity		1,529
Total liabilities and members' equity	$	2,395

See notes to financial statements.

MML DISTRIBUTORS, LLC

Statement of Operations
For the Year Ended December 31, 2004
(Dollars in thousands)

Revenues		
Commissions	$	20,275
Underwriting fees		1,379
Investment income		14
Total revenues		21,668
Expenses		
Commissions and selling expenses		20,275
General and administrative expenses		1,314
Total expenses		21,589
Net income	$	79

See notes to financial statements.

MML DISTRIBUTORS, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2004
(Dollars in thousands)

	Members' Equity	Accumulated Deficit	Net Members' Equity
Balance, as originally reported - January 1, 2004	$ 16,275	$ (14,786)	$ 1,489
Adjustment to beginning members' equity	-	(39)	(39)
Balance, as adjusted - January 1, 2004	$ 16,275	$ (14,825)	$ 1,450
Net income	-	79	79
Balance - December 31, 2004	$ 16,275	$ (14,746)	$ 1,529

See notes to financial statements.

MML DISTRIBUTORS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2004
(Dollars in thousands)

Cash Flows from Operating Activities	
Net income	$ 79
Adjustments to reconcile net income to cash used in operating activities	
Realized gains on investments not readily marketable	(5)
Changes in assets and liabilities:	
Increase in cash segregated under federal regulations	(46)
Increase in due from affiliates	(763)
Increase in due to affiliates	866
Decrease in accounts payable	(333)
Net cash used in operating activities	(202)
Net decrease in cash and cash equivalents	(202)
Cash and cash equivalents at beginning of year	1,625
Cash and cash equivalents at end of year	$ 1,423

See notes to financial statements.

1. Organization

MML Distributors, LLC (the "Company") is a limited liability company organized on November 10, 1994 under the Connecticut Limited Liability Act. The Company is owned by two members: Massachusetts Mutual Life Insurance Company, with a 99% interest, and G.R. Phelps & Co., Inc. (a wholly owned subsidiary of MassMutual Holding Company), with a 1% interest.

The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed as a broker/ dealer in all 50 states, Puerto Rico and the District of Columbia. It has entered into distribution agreements with affiliates from which it receives commission and underwriting fee income.

2. Significant Accounting Policies

Cash and Cash Equivalents – The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash and some of its cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of the Company's customers, in accordance with the regulations of the SEC.

Investments not readily marketable – Investments in not readily marketable securities are carried at estimated fair market value. Investments consist of common shares of a NASDAQ private placement.

Investment Income – Investment income is recorded on an accrual basis.

Revenue and Expense – Commission revenue and related expenses are recorded on the trade date. Underwriting fees are recorded on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets and liabilities.

(Dollars in thousands)

3. Related-Party Transactions and Agreements

Through distribution agreements, the Company was the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by Massachusetts Mutual Life Insurance Company ("MassMutual") and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of C. M. Life Insurance Company, for the year ended December 31, 2004. Independent brokers appointed by MassMutual sell these policies and contracts for which they receive commissions. For the year ended December 31, 2004, the Company recognized $20,275 of commission revenue and expense from MassMutual and MML Bay State.

Pursuant to its service agreements with MassMutual and MML Bay State, the Company is paid for expenses incurred in marketing and selling the policies and contracts. For the year ended December 31, 2004, $1,379 in underwriting fees were earned by the Company collectively from MassMutual and MML Bay State.

As of December 31, 2004, the Company had $808 invested in the Oppenheimer Money Market Fund A (included in cash and cash equivalents), managed by Oppenheimer Funds, Inc. ("OFI"). OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. For the year ended December 31, 2004, the Company received $9 in income from this investment.

A tax sharing agreement covers the members of the MassMutual consolidated group and all limited liability companies wholly owned by the consolidated group members (collectively, the "Parties"). That agreement generally requires each Party to pay its parent (or MassMutual) to the extent its activity increases the consolidated federal income tax liability, and requires the parent (or MassMutual) to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. The tax sharing payments for the year ended December 31, 2004 were $22 and are included in general and administrative expenses.

The Company has a service agreement with MML Investors Services, Inc. ("MMLISI"), an indirect wholly owned subsidiary of MassMutual, which provides for the performance by MMLISI of certain services for the Company including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MMLISI's allocated costs related to the Company. The management fee for the year ended December 31, 2004 was $1,024 and is included in general and administrative expenses.

(Dollars in thousands)

4. Regulatory Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio (ratio of aggregate indebtedness to net capital) would exceed 10 to 1. The Company has elected to operate under the alternative method of calculating its minimum net capital. Accordingly, the minimum net capital required is $250. At December 31, 2004, the Company had net capital of $596, which was $346 in excess of its required net capital. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; the Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $300. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

6. Adjustment to Beginning Members' Equity

The beginning members' equity has been reduced by $39, representing the difference between fair market value and the previous carrying value of investments not readily marketable.

MML DISTRIBUTORS, LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004
(Dollars in thousands)

Total Members' Equity	$	1,529
Less nonallowable assets and haircuts:		
Due from affiliates		866
Investments not readily marketable		51
Haircuts on security positions		16
Net Capital		596
Minimum Net Capital Required to be Maintained		250
Net Capital in Excess of Minimum Requirements	$	346

RECONCILIATION OF NET CAPITAL PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5 - There are no material differences between the computation of net capital as stated above and the corresponding computation prepared by, and included in, the Company's unaudited Part IIA Focus Report as filed.

See accompanying independent auditors' report.



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control

To the Members of
MML Distributors, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MML Distributors, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, CT
February 28, 2005